

December 6, 2011

<u>Via E-mail</u>
Laurie A. Delano
Chief Financial Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, MO 64801

      Re: **The Empire District Electric Company**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed February 17, 2011
                File No. 1-3368

Dear Ms. Delano:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Andrew D. Mew

                                      Andrew D. Mew
                                      Accounting Branch Chief

cc: Bradley P. Beecher
     Chief Executive Officer